Exhibit 99.7

NICE Recognized as Best Digital Transformation Partner Company by
2023 Global Banking and Finance Awards

The awards acknowledge NICE’s digital transformation leadership across four major regions, including North America, Asia Pacific, Europe and Latin America

Hoboken, N.J., April 20, 2023 – NICE (Nasdaq: NICE) has announced that Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has named the company as “Best Digital Transformation Partner Company,” across four major geographic regions, including North America, Asia Pacific, Europe, and Latin America, highlighting its strength and leadership in its 2023 Global Banking & Finance Awards competition.

NICE drives digital transformation through CXi (customer experience interactions), delivering seamless CX by meeting customers on any touchpoint, any time, regardless of where they are in their journey. NICE helps brands master CXi through its comprehensive end-to-end CX approach comprising digital entry points, journey orchestration, smart self-service, prepared agents and a complete performance suite, all embedded with purpose-built CX Analytics, AI, and domain expertise.

NICE stands out with the Suiteform approach, delivering a suite of best of breed solutions on an open cloud platform which is key to CXi. With a proven track record in enabling CX transformations, its strong financials, and a commitment to R&D investment and innovation, NICE has the world’s largest CX partner community, creating a platform built to meet organizations’ unique needs with its CXone open cloud platform, the DEVone developer program, and the NICE CXexchange application marketplace.

“As a global leader in digital transformation, NICE enables organizations to address today’s consumer and employee expectations, by delivering effortless, consistent, and personalized digital-first experiences with CXone, the world’s leading CX cloud platform,” notes Barak Eilam, CEO, NICE. “NICE is driving adoption of CXi in the digital era. We appreciate the recognition for our partnerships that provide exceptional digital transformation journeys to diverse companies and industries around the world.”

Explains Wanda Rich, Editor, Global Banking & Finance Review, “Digital transformation has become an important part of the fabric in how businesses are accelerating, performing and dealing with new workforce and business challenges. Our 2023 judges and editorial team congratulate NICE for its outstanding contributions and leadership. NICE’s strengths are confirmed by its significant customer base and its dedication to innovation by providing the latest in advanced technologies, including its exceptional cloud platform. We are honored to acknowledge NICE and its partnerships across North America, Asia Pacific, Europe and Latin America."

NICE’s Digital Transformation approach integrates digital systems, customer experience platforms, applications, and infrastructure for a more cohesive and personal digital customer journey. NICE’s successful digital transformation also maps the customer journey and building tools and applications around it, focusing on specific critical points. FluenCX, NICE’s complete digital CX offering, provides the ability to engage customers on their terms informed by real conversations throughout the customer’s journey. FluenCX understands exactly when, where, and how to deliver great outcomes using a data-driven approach. With digital agility to provide intelligent responses with asynchronous communications to guide customers and deliver proactive customer engagement, FluenCX increases right first-time action and operational efficiency.

To read more on NICE’s digital customer service and contact center experiences, please click here.

Please click here to learn more about the 2023 Global Banking & Finance Review award wins.

About Global Banking & Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.